COMSTOCK INC.
July 13, 2023
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jessica Ansart

Re:	Comstock Inc.
Registration Statement on Form S-3
Originally Filed: June 28, 2023
Amendment No. 1 Filed: July 11, 2023
File Number 333-272986
Dear Ms. Ansart:
On behalf of Comstock Inc., a Nevada corporation (the “Company”), and pursuant to Rule 461 under the Securities Act of 1933, as amended, I respectfully request acceleration of effectiveness of the above-referenced registration statement for Monday, July 17, 2023, at 4:00 p.m., Eastern time, or as soon thereafter as practicable. In connection with the foregoing, the Company hereby acknowledges that:
•Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
For purposes of Rules 460 and 461, there is no underwriter.
Please confirm the date and time of effectiveness of the registration statement to our counsel, Clyde Tinnen at Foley & Lardner LLP, at (414) 297-5026.

Very truly yours,
Comstock Inc.

By:	/s/ Corrado DeGasperis

Name:	Corrado DeGasperis, Executive Chairman & CEO